Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of July 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Masakazu Mitsuda
General Manager of
Business Systems Administration Division

Date: July 24, 2002

(Translation)

July 24, 2002

To: Reporters

Kyocera Corporation

Re: U.S. Court of Appeals for the Ninth Circuit Confirms Arbitration Award In LaPine Case

The United States Court of Appeals for the Ninth Circuit (San Francisco, California) today (on July 23, 2002, US time) issued an opinion confirming all aspects of an arbitration award and district court decision thereafter against Kyocera Corporation. A short history of the litigation is as follows:

As previously disclosed, in September 1994 the International Court of Arbitration of the International Chamber of Commerce (ICC) issued an arbitration award ordering Kyocera Corporation to pay approximately US$257 million in damages to LaPine Technology Corporation (LTC) and Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Service, Inc.) in a dispute over a contract concerning the 1986 reorganization of the 3.5 inch hard disk drive business of LTC.

Kyocera Corporation, considering the award to be unjust and erroneous, filed a motion to vacate, modify and correct the award in the United States District Court for the Northern District of California. In April, 2000, the District Court issued an order confirming the arbitrators' conclusions in Phase 1 of the arbitration, and, in October, 2000, entered a decision on Phase 2 of the arbitration award, confirming the damages awards, thus confirmed both Phases of the arbitration awards.

In May, 2001, the District Court entered its amended judgment, ordering compensation to be paid by Kyocera Corporation to LTC and PBTC. (Such damages amounts to approximately US $453 million, inclusive of judgment interest and opponents' attorneys' fees). In May, 2001, Kyocera Corporation filed a notice of appeal from the judgment. On July 23, 2002 (US time), the panel rendered its decision on Kyocera Corporation's appeals.

Kyocera Corporation believes this decision to be gravely erroneous as a matter of law and intends shortly to file a petition for rehearing and suggestion for rehearing *en banc* before an eleven-judge panel of Ninth Circuit judges.

Kyocera Corporation owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. (The remaining two thirds of LaPine Holding Company is owned by PBTC). Kyocera Corporation will ultimately recover one third of the portion of the judgments payable to LTC (approximately 85% of the total), less one third of LTC's valid remaining debts.

There is no substantial impact from the decision issued today upon Kyocera Corporation's consolidated financial performance since Kyocera Corporation has made provision for such liability in the amount of the damages to be paid by Kyocera Corporation less the amount to be recovered by Kyocera Corporation in its financial statements as disclosed in its Annual Report in accordance with the rules of the forms of the notices and reports as prescribed by the Securities Exchange Commission (the "SEC").

LaPine case has been one of the top priority issues of Kyocera Corporation and Kyocera Corporation has disclosed the development of this case in the Annual Securities Reports and other various filings to the SEC including its Annual Reports since 1994 when the arbitration award was issued. Kyocera Corporation has been seeking justice being done through the legal proceedings, however, it is disappointed by the decision. Kyocera Corporation strongly desires that the Ninth Circuit accepts Kyocera's petition for rehearing and suggestion for rehearing *en banc*.